United States securities and exchange commission logo





                              March 13, 2024

       Mike Ballardie
       Chief Executive Officer
       Connexa Sports Technologies Inc.
       2709 North Rolling Road, Suite 138
       Windsor Mill, MD 21244

                                                        Re: Connexa Sports
Technologies Inc.
                                                            Form 10-K for
Fiscal Year Ended April 30, 2023
                                                            Filed September 14,
2023
                                                            File No. 001-41423

       Dear Mike Ballardie:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended April 30, 2023

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note the audit opinion included in your filing only provides audit coverage as of and for the year ended
April 30, 2023. Please obtain from your independent registered public accounting firm, an
audit opinion that provides audit coverage for all periods presented in your filing.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mike Ballardie
Connexa Sports Technologies Inc.
March 13, 2024
Page 2

       Please contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.



FirstName LastNameMike Ballardie                        Sincerely,
Comapany NameConnexa Sports Technologies Inc.
                                                        Division of Corporation
Finance
March 13, 2024 Page 2                                   Office of Manufacturing
FirstName LastName